United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

ANNUAL SCHEDULE

ANNUAL SCHEDULE OF CORPORATE EVENTS

Company’s Name	Vale S.A.

Company’s Head Office	Praia de Botafogo 186, Botafogo, room 701 to 1901, Botafogo, Rio de Janeiro, RJ, Brasil, CEP: 22250-145

Website	www.vale.com

Investor Relation’s Officer	Name: Luciano Siani Pires
Email: Luciano.siani.pires@vale.com
Telephone(s): +55 (21) 3485-6992

Responsible for the Investor Relation’s Department	Name: André Figueiredo Email: andre.figueiredo@vale.com Telephone(s): +55 (21) 3485-3900

Newspapers (and places) where company acts are published	Diário Oficial do Estado do Rio de Janeiro — Rio de Janeiro Valor Econômico — Rio de Janeiro

A.                                   OBLIGATORY SCHEDULE

Complete annual financial statements for financial year ending 12/31/2018

EVENT	DATE
Disclosed via CVM information system	03/27/2019

Standard financial statements for financial year ending 12/31/2018

EVENT	DATE
Disclosed via CVM information system	03/27/2019

Quarterly Reports — ITR

EVENT — Disclosed via CVM information system	DATE
For 1st quarter	05/09/2019
For 2nd quarter	07/31/2019
For 3rd quarter	10/24/2019

Ordinary Shareholder’s Meeting

EVENT	DATE
Ordinary Shareholder’s Meeting	04/30/2019

Reference Form for current financial year
Disclosed via CVM information system	05/29/2019

B.                          OPTIONAL SCHEDULING

Webcast

EVENT — Public presentation(1) of financial statements and quarterly results	DATE
Conference Call — 2018 Results	03/28/2019
Conference Call — 1Q19 Results	05/10/2019
Conference Call — 2Q19 Results	08/01/2019
Conference Call — 3Q19 Results	10/25/2019

Ordinary Shareholder’s Meeting

EVENT	DATE
Sending of administration proposal via CVM information system	03/28/2019
Sending of call notice via CVM information system	03/28/2019
Sending of summary of main issues discussed or minutes of meeting via CVM information system	04/30/2019

(1)  Public presentation, via conference call, videoconference or any other means of distance communication.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: July 23, 2019		Director of Investor Relations